Securities Act File No. 333-113006
Investment Company Act File No. 811-10341

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

PRE-EFFECTIVE AMENDMENT NO. /_/

POST-EFFECTIVE AMENDMENT NO. 1 /X/

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 /X/

AMENDMENT NO. 7 /X/

UBS TAMARACK INTERNATIONAL FUND, L.L.C.

(Exact Name of Registrant as Specified in its Charter)

1285 Avenue of the Americas
New York, New York 10019-6028

(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (212) 713-9036

Michael Mascis
c/o UBS Financial Services Inc.
1285 Avenue of the Americas
New York, New York 10019-6028

(Name and Address of Agent for Service)

COPY TO:

Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.

2.	Part C to the Registration Statement (including signature page).

3.	Exhibit (k)(4) to Item 24 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file an investor certificate as Exhibit (k)(4) to Item 24 to this Registration Statement on Form N-2.

Parts A and B of Registrant's Initial Registration Statement (Nos. 333-113006, 811-10341) and Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the "1933 Act"), filed on February 23, 2004 and March 30, 2004, respectively, are incorporated by reference herein and this Post-Effective Amendment is being filed for the sole purpose of filing an investor certificate as Exhibit (k)(4) to Item 24 to this Registration Statement on Form N-2.

PART C. OTHER INFORMATION

Item 24. Financial Statements and Exhibits:

1.     Financial
       Statements:
                           Part A:   Financial Highlights(3)

                           Part B:   Report of Independent Auditors, Statement of Assets, Liabilities and
                                     Members' Capital, Statement of Operations, Statement of Changes in Members'
                                     Capital, Notes to Financial Statements, Schedule of Portfolio Investments,
                                     Schedule of Investments by Country(3)

2.     Exhibits:

       a.                  (1) Certificate of Formation(1)
                           (2) Certificate of Amendment(1)
                           (3) Limited Liability Company Agreement (included as Appendix A to the Fund's prospectus)

       b.                  Not Applicable.
       c.                  Not Applicable.
       d.                  See Item 24(2)(a)(3)
       e.                  Not Applicable.
       f.                  Not Applicable.

       g.                  Investment Advisory Agreement(1)

       h.                  Distribution Agreement(2)

       j.                  Custody Agreement(1)

       k.                  (1) Administration Agreement(1)
                           (2) Administration, Accounting and Investor Services Agreement(1)
                           (3) Escrow Agreement(1)
                           (4) Investor Certificate*

       l.                  Opinion and Consent of Stroock & Stroock & Lavan LLP(3)

       n.                  (1) Opinion and Consent of Stroock & Stroock & Lavan LLP(1)
                           (2) Consent of Independent Auditors(3)

       p.                  Not Applicable.

       r.                  Code of Ethics(1)

       s.                  Powers of Attorney(4)*

______________________________
*        Filed herewith.

(1)      Previously filed as an Exhibit to the Registration Statement on Form N-2 (Reg. No. 333-58432) filed on April 6,
         2001.

(2)      Previously filed as an Exhibit to Pre-Effective Amendment No. 1 to the Registration Statement (Reg. No.
         333-58432) filed on May 15, 2001.

(3)      Previously filed as part of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (Reg. No.
         333-113006) filed on March 30, 2004.

(4)      Previously included as part of the signature page to the Registration Statement on Form N-2 (Reg. No.
         333-113006) filed on February 23, 2004.

Item 25.  Marketing Arrangements: Not Applicable.

Item 26.  Other Expenses of Issuance and Distribution:**

Registration fees
Legal fees
NASD fees
Blue Sky fees
Accounting fees
Printing
Miscellaneous

         Total

______________________________

**     Previously filed as part of Pre-Effective Amendment No. 1 to the Registration Statement on Form
       N-2 (Reg. No. 333-113006) filed on March 30, 2004.

Item 27.  Persons Controlled by or Under Common Control with Registrant:  None.

Item 28.  Number of Holders of Securities as of July 31, 2004:

         Title of Class                             Number of Recordholders

      Limited Liability Company Interests                      2,319

Item 29. Indemnification:

        Reference is made to Section 3.7 of the Registrant's Limited Liability Company Agreement (the "LLC Agreement") included in the prospectus as Appendix A and to Paragraph 7 of the Registrant's Investment Advisory Agreement ("Investment Advisory Agreement") previously filed as an Exhibit to the Registration Statement on Form N-2 (Reg. No. 333-58432) filed on April 6, 2001. The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement and Investment Advisory Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940, as amended (the "Investment Company Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.

        The Registrant, in conjunction with the Adviser, the Registrant's directors and other registered management investment companies managed by the Adviser or its affiliates, maintains insurance on behalf of any person who is or was an independent director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as an individual general partner, director, officer, employee or agent of another managed investment company, against certain liability asserted against and incurred by, or arising out of , his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Item 30. Business and Other Connections of Investment Adviser:

        A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of UBS Fund Advisor, L.L.C. is included in its Form ADV as filed with the Commission (File No. 801-55537), and is incorporated herein by reference.

Item 31. Location of Accounts and Records:

         PFPC Inc., the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 400 Bellevue Parkway, Wilmington, Delaware 19809. The other required books and records are maintained by UBS Fund Advisor, L.L.C., 1285 Avenue of the Americas, New York, New York 10019.

Item 32. Management Services: Not Applicable.

Item 33. Undertakings:

         I. The Registrant undertakes to suspend the offering of Interests until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

         II. The Registrant undertakes that:

(a)	For purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         III. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

         IV. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)	To reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         V. The Registrant undertakes that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

         VI. The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of August 2004.

UBS TAMARACK INTERNATIONAL FUND, L.L.C. By: /s/ Michael Mascis Michael Mascis Authorized Signatory

        Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on August 3, 2004.

Name	Title

/s/ Mitchell A. Tanzman Mitchell A. Tanzman	Principal Executive Officer

/s/ Michael Mascis Michael Mascis	Principal Accounting Officer

/s/ Meyer Feldberg Meyer Feldberg*	Director

/s/ George W. Gowen George W. Gowen*	Director

/s/ Stephen F. Penman Stephen F. Penman	Director

*By: /s/ Michael Mascis
          Michael Mascis, attorney-in-fact